Delisting Determination, The Nasdaq Stock Market, LLC, September 6, 2024. International Media Acquisition Corp.
The Nasdaq Stock Market LLC (the Exchange) has determined to remove from listing the securities of International Media Acquisition Corp., effective at the opening of the trading session on September 16, 2024. Based on review of information provided by the Company, Nasdaq Staff determined that the Company no longer qualified for listing on the Exchange pursuant to Listing Rules IM-5101-2.
The Company was notified of the Staff determination on July 30, 2024.
The Company did not appeal the Staff determination to the Hearings
Panel. The Company securities were suspended on August 8, 2024.
The Staff determination to delist the Company securities became final on August 8, 2024.